

February 5, 2021

<u>Via E-mail</u>
Mr. Pat Cotroneo
Chief Financial Officer
FibroGen, Inc.
409 Illinois Street
San Francisco, CA 94158

Re: **FibroGen, Inc.**
Form 10-Q for the quarterly period ended September 30, 2020
Exhibit No. 10.1 Collaboration Agreement
Exhibit No. 10.2 License, Development and Commercialization Agreement
Exhibit No. 10.3 License, Development and Commercialization Agreement
Exhibit No. 10.4 License Agreement
Exhibit No. 10.5 First Amendment to the May 23, 1997 License Agreement
Exhibit No. 10.6 Amendment to Research and Commercialization Agreement
Exhibit No. 10.7 License Agreement
Exhibit No. 10.8 Amendment No. 2 to Master Supply Agreement
Exhibit No. 10.9 Master Supply Agreement
Filed November 5, 2020
File No. 001-36740

Dear Mr. Cotroneo:

You have redacted information from the exhibits identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibits identified above.

Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibits. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

Sincerely,

Division of Corporation Finance